UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Evolution Petroleum Corporation

(Name of Issuer)

Common Stock $0.001 par value

(Title of Class of Securities)

30049A107

(CUSIP Number)

Laird Q. Cagan
c/o Cagan McAfee Capital Partners, LLC
10600 North De Anza Boulevard, Suite 250
Cupertino, CA 95014
(408) 873-0400

with a copy to:

Lawrence Schnapp
c/o Troy & Gould PC
1801Century Park East, 16th Floor
Los Angeles, CA 90067
(310) 789-1269

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30049A107
1.	Name of Reporting Person Laird Q. Cagan I.R.S. Identification No. of above person (entities only) Not applicable
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,135,308 shares
	8.	Shared Voting Power 82,500 shares
	9.	Sole Dispositive Power 7,135,308 shares
	10.	Shared Dispositive Power 82,500 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,217,808 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 27.0%
14.	Type of Reporting Person IN
________________
(1)
Includes (i) 5,964,000 shares owned of record by Laird Q. Cagan, (ii) 500,000 shares owned of record by the KQC Trust, of which Mr. Cagan is the sole trustee, (iii) 500,000 shares owned of record by the KRC Trust, of which Mr. Cagan is the sole trustee, (iv) 171,308 shares that Mr. Cagan currently has the right to acquire pursuant to warrants, and (v) 82,500 shares out of a total of 165,000 shares that Cagan McAfee Capital Partners, LLC, an entity in which Mr. Cagan holds a 50% interest and shares voting and dispositive power, currently has the right to acquire pursuant to warrants. Excludes the remaining 82,500 shares that Cagan McAfee Capital Partners, LLC has the right to acquire pursuant to warrants and as to which Mr. Cagan disclaims beneficial ownership.

CUSIP NO. 30049A107
1.	Name of Reporting Person KQC Trust I.R.S. Identification No. of above person (entities only) Not required to be disclosed
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 500,000 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 500,000 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person OO
________________
(2)
Includes 500,000 shares owned of record by the KQC Trust, of which Laird Q. Cagan is the sole trustee with the sole voting and dispositive power with respect to such shares. Excludes all other shares that are disclosed in this Schedule 13D as being owned by other persons who are parties to this Schedule 13D; the reporting person disclaims beneficial ownership of all such shares.

CUSIP NO. 30049A107
1.	Name of Reporting Person KRC Trust I.R.S. Identification No. of above person (entities only) Not required to be disclosed
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 500,000 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 500,000 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person OO
________________
(2)
Includes 500,000 shares owned of record by the KRC Trust, of which Laird Q. Cagan is the sole trustee with the sole voting and dispositive power with respect to such shares. Excludes all other shares that are disclosed in this Schedule 13D as being owned by other persons who are parties to this Schedule 13D; the reporting person disclaims beneficial ownership of all such shares.

CUSIP NO. 30049A107
1.	Name of Reporting Person Cagan McAfee Capital Partners, LLC I.R.S. Identification No. of above person (entities only) Not required to be disclosed
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 165,000 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 165,000 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,000 shares (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person PN
_________________
(3)
Includes 165,000 shares that Cagan McAfee Capital Partners, LLC currently has the right to acquire pursuant to warrants. Excludes all other shares that are disclosed in this Schedule 13D as being owned by other persons who are parties to this Schedule 13D; the reporting person disclaims beneficial ownership of all such shares.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share, of Evolution Petroleum Corporation, a Nevada corporation (“EPM”), the principal executive offices of which are located at 2500 Citywest Boulevard, Suite 1300, Houston, TX 77042.

Item 2. Identity and Background

(a) Names

This Schedule 13D is filed by the following persons (collectively referred to herein as the “Reporting Persons” and individually as a “Reporting Person”):

1. Laird Q. Cagan (“Mr. Cagan”);

2. The KQC Trust;

3. The KRC Trust; and

4. Cagan McAfee Capital Partners, LLC, a California limited liability company (“Cagan McAfee”).

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. The Reporting Persons have entered into a Joint Filing Agreement dated as of July 10, 2008, a copy of which is filed as Exhibit 99.1 to this Schedule 13D, pursuant to which they have agreed to jointly file this Schedule 13D and all amendments hereto.

Mr. Cagan is the sole trustee of the KQC Trust and of the KRC Trust and has sole voting and dispositive power with respect to the shares of EPM common stock owned of record by each such trust.

Mr. Cagan owns a 50% equity interest in Cagan McAfee and shares voting and dispositive power with respect to the shares of EPM common stock that Cagan McAfee is entitled to acquire upon the exercise of warrants.

The remaining 50% equity interest in Cagan McAfee is held by Eric A. McAfee (“Mr. McAfee”), who shares with Mr. Cagan voting and dispositive power with respect to the shares of EPM common stock that Cagan McAfee is entitled to acquire upon the exercise of warrants.

(b) Addresses

The principal business address of each Reporting Person and of Mr. McAfee is 10600 North De Anza Boulevard, Suite 250, Cupertino, CA 95014.

(c) Principal Business and Occupations

The principal business of Cagan McAfee is that of a private equity investment firm that also provides financial and investment advisory services. The principal occupation of each of Mr. Cagan and Mr. McAfee is Managing Director of Cagan McAfee. The principal purpose of the KQC Trust and the KRC Trust is to hold assets (including shares of EPM common stock) for the benefit of Mr. Cagan’s minor children.

(d) and (e) Convictions or Proceedings

During the last five years, neither any Reporting Person nor Mr. McAfee (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship and Place of Organization.

Mr. Cagan and Mr. McAfee are citizens of the United States. Cagan McAfee, the KQC Trust and the KRC Trust were each formed under the laws of the State of California.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 4 below, to the extent that it relates to the source of funds used in connection with the transactions described in Item 4, is incorporated by reference into this Item 3.

Item 4. Purpose of the Transaction

On May 26, 2004, a newly formed wholly owned subsidiary of Reality Interactive, Inc., a Nevada corporation (“Reality Interactive”), merged with and into Natural Gas Systems, Inc., a Delaware corporation (“Delaware NGS”). As a result of the merger described in the preceding sentence (the “Merger”), Delaware NGS became a wholly owned subsidiary of Reality Interactive, and Reality Interactive changed its name to Natural Gas Systems, Inc., which is referred to in this Section as “NGS.” Upon completion of the Merger, Mr. Cagan became the Chairman of the Board of NGS.

The Merger occurred pursuant to an Agreement and Plan of Reorganization dated as of April 12, 2004 (the "Merger Agreement") among Reality Interactive, Reality Acquisition Corp., Global Marketing Associates, Inc., Dean H. Becker and Delaware NGS. A copy of the Merger Agreement is filed as Exhibit 99.2 to this Schedule 13D. The terms of the Merger were determined through arm’s length negotiations among the parties to the Merger Agreement.

At the time of the Merger, Reality Interactive did not engage in any business operations, but its common stock was traded on the OTC Bulletin Board and Reality Interactive filed periodic reports with the Securities and Exchange Commission. A primary purpose of the Merger for the stockholders of Delaware NGS was to obtain access to a public market for their shares.

Prior to the consummation of the Merger, Mr. Cagan held shares of the common stock of Delaware NGS. On May 26, 2004, pursuant to the terms of the Merger Agreement, Mr. Cagan acquired 6,480,000 shares of NGS common stock in exchange for his shares of Delaware NGS common stock. On June 23, 2005 Mr. Cagan transferred 10,000 shares to Prima Consulting and 6,000 shares to Jim Phillips.

Cagan McAfee performs financial advisory services for NGS pursuant to an Engagement Letter dated as of September 23, 2003 (the “Cagan McAfee Engagement Letter”), a copy of which is filed as Exhibit 99.3 to this Schedule 13D. On May 26, 2004, NGS issued to Cagan McAfee a warrant to purchase 165,000 shares of NGS common stock at an exercise price of $1.00 per share as consideration for services rendered by Cagan McAfee in arranging the Merger and a private placement of securities by NGS. A copy of the warrant issued to Cagan McAfee is filed as Exhibit 99.4 to this Schedule 13D. As of March 8, 2006, and within sixty days thereafter, the warrant is exercisable as to 165,000 shares of NGS common stock.

Mr. Cagan is a registered representative of Chadbourn Securities, Inc. (“Chadbourn”), which served as NGS’ non-exclusive placement agent for private financings. Pursuant to the Addendum I to the Cagan McAfee Engagement Letter, dated May 5, 2004, and the Letter Agreement dated as of February 13, 2006 among NGS, Chadbourn and Mr. Cagan, copies of which are filed as Exhibit 99.5 and 99.6 to this Schedule 13D, Mr. Cagan is entitled to receive warrants to acquire NGS common stock in connection with his capital raising activities. Pursuant to the Addendum and the Letter Agreement, Mr. Cagan holds: (i) a currently exercisable warrant to acquire 159 shares of NGS common stock at an exercise price of $1.50, (ii) a currently exercisable warrant 66,784 shares of common stock at an exercise price of $1.00, (iii) a currently exercisable warrant 91,200 shares of NGS common stock at an exercise price of $2.50 and (iv) a currently exercisable warrant 13,165 shares of NGS common stock at an exercise price of $2.25 (from this warrant, Mr. Cagan transferred a warrant to purchase 12,000 shares of NGS common stock in February 2008). A copy of Mr. Cagan’s warrants are filed as Exhibits 99.7, 99.8, 99.9, and 99.10 to this Schedule 13D.

In July 2006, NGS changed its name to Evolution Petroleum Corporation in connection with the listing of its shares on the American Stock Exchange (“AMEX”). It is currently traded on AMEX under the trading symbol “EPM.”

Mr. Cagan sold 250,000 shares of EPM common stock in a broker’s transaction on February 13, 2008 at a price of $4.00 per share and sold 250,000 shares of EPM common stock in a broker’s transaction on June 13, 2008 at a price per share of $5.25, as previously reported on his Form 4’s filed with the SEC.

Except for possible acquisitions of shares of EPM common stock on the open market or pursuant to the exercise of the warrants described in this Item 4, none of the Reporting Persons has any plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions.

Item 5. Interest in Securities of the Issuer

The following information is based upon a total of 26,776,234 shares of EPM common stock being beneficially owned as of October 15, 2007 as described in EPM’s Proxy Statement on Schedule 14A, dated October 29, 2007.

The Reporting Persons beneficially own the following shares of EPM common stock:

(a) Mr. Cagan owns 7,217,808 shares of EPM common stock, representing 27.0% of the total outstanding shares of EPM common stock and consisting of (i) 5,964,000 shares owned of record by Mr. Cagan, (ii) 500,000 shares owned of record by the KQC Trust, of which Mr. Cagan is the sole trustee, (iii) 500,000 shares owned of record by the KRC Trust, of which Mr. Cagan is the sole trustee, (iv) 171,308 shares that Mr. Cagan currently has the right to acquire pursuant to warrants, and (v) 82,500 shares out of a total of 165,000 shares that Cagan McAfee Capital Partners, LLC, an entity in which Mr. Cagan holds a 50% interest and shares voting and dispositive power, currently has the right to acquire pursuant to warrants, but excluding the remaining 82,500 shares that Cagan McAfee Capital Partners, LLC has the right to acquire pursuant to warrants and as to which Mr. Cagan disclaims beneficial ownership.

(b) The KQC Trust owns 500,000 shares of EPM common stock, representing 1.9 % of the total outstanding shares of EPM common stock and as to which Mr. Cagan, as trustee, has sole voting and dispositive power.

(c)  The KRC Trust owns 500,000 shares of EPM common stock, representing 1.9% of the total outstanding shares of EPM common stock and as to which Mr. Cagan, as trustee, has sole voting and dispositive power.

(d) Cagan McAfee owns 165,000 shares of EPM common stock, representing 0.6% of the total outstanding shares of EPM common stock and consisting entirely of shares that Cagan McAfee currently has the right to acquire pursuant to warrants. Mr. Cagan shares voting and dispositive power regarding such shares with Eric A. McAfee, who has filed separately.

The Reporting Persons may be deemed to have formed a “group” with each other for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder, and such “group” may be deemed to be the beneficial owner of the shares of EPM common stock that are beneficially owned by each Reporting Person who is part of such group as reported on this Schedule 13D. However, each Reporting Person disclaims beneficial ownership of all shares of EPM common stock except to the extent otherwise expressly described in this Schedule 13D.

Except for the transactions that are described in this Schedule 13D, no Reporting Person has effected any transactions in EPM common stock during the sixty days prior to the date of this Schedule 13D, and no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description in Item 4 above regarding the Merger Agreement and the warrants and other agreements referred to in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

The following documents are included as exhibits to this Schedule 13D:

99.1	Joint Filing Agreement dated July 10, 2008 among Laird Q. Cagan, the KQC Trust, the KRC Trust and Cagan McAfee Capital Partners, LLC.

99.2
Agreement and Plan of Reorganization dated as of April 12, 2004 among Reality Interactive, Inc., Reality Acquisition Corp., Global Marketing Associates, Inc., Dean H. Becker and Natural Gas Systems, Inc. (incorporated by reference to the Current Report on Form 8-K/A filed by Natural Gas Systems, Inc. with the Securities and Exchange Commission on April 27, 2004).

99.3
Engagement Letter dated as of September 23, 2003 between Natural Gas Systems, Inc. and Cagan McAfee Capital Partners, LLC (incorporated by reference to the Annual Report on Form 10-KSB filed by Natural Gas Systems, Inc. with the Securities and Exchange Commission on September 28, 2004).

99.4	Warrant dated May 26, 2004 issued by Natural Gas Systems, Inc. to Cagan McAfee Capital Partners, LLC.

99.5
Addendum I to the Cagan McAfee Capital Partners, LLC Engagement Agreement, dated May 5, 2004 (incorporated by reference to the Annual Report on Form 10-KSB filed by Natural Gas Systems, Inc. with the Securities and Exchange Commission on September 28, 2004).

99.6
Letter Agreement dated February 13, 2006 among Natural Gas Systems, Inc., Chadbourn Securities, Inc. and Laird Q. Cagan. (incorporated by reference to the Quarterly Report on Form 10-QSB filed by Natural Gas Systems, Inc. with the Securities and Exchange Commission on February 14, 2006).

99.7	Warrant dated May 26, 2004 issued by Natural Gas Systems, Inc. to Laird Q. Cagan.

99.8	Warrant dated November 30, 2004 issued by Natural Gas Systems, Inc. to Laird Q. Cagan.

99.9	Warrant dated May 6, 2005 issued by Natural Gas Systems, Inc. to Laird Q. Cagan.

99.10	Warrant dated June 22, 2006 issued by Natural Gas Systems, Inc. to Laird Q. Cagan.

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

July 10, 2008	/s/ Laird Q. Cagan LAIRD Q. CAGAN

July 10, 2008	KQC TRUST By:/s/ Laird Q. Cagan Laird Q. Cagan Trustee

July 10, 2008	KRC TRUST By:/s/ Laird Q. Cagan Laird Q. Cagan Trustee

July 10, 2008	CAGAN MCAFEE CAPITAL PARTNERS, LLC By:/s/ Laird Q. Cagan Laird Q. Cagan Managing Director

Joint Filing Agreement

The undersigned hereby agree as follows:

1. Each of the undersigned is individually eligible to use the Schedule 13D to which this exhibit is attached; the Schedule 13D is filed on behalf of each of the undersigned; and all subsequent amendments to the Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements; and

2. Each of them is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe that such information is inaccurate.

July 10, 2008	/s/ Laird Q. Cagan LAIRD Q. CAGAN

July 10, 2008	KQC TRUST By:/s/ Laird Q. Cagan Laird Q. Cagan Trustee

July 10, 2008	KRC TRUST By:/s/ Laird Q. Cagan Laird Q. Cagan Trustee

July 10, 2008	CAGAN MCAFEE CAPITAL PARTNERS, LLC By:/s/ Laird Q. Cagan Laird Q. Cagan Managing Director